Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended September 30, 2021, and 2020

Expressed in US Dollars

In accordance with National Instrument 51-102, the
Company discloses that its auditors have not reviewed these
unaudited condensed interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars)

	As at	As at
	September 30,	June 30,
	2021	2021

Assets
Current Assets:
Cash and cash equivalents	$18,951,655	$22,437,086
Amounts receivable (note 17)	31,880	92,370
Prepaid expenses (note 17)	39,500	52,974
Total Current Assets	19,023,035	22,582,430
Property, plant and equipment (note 7)	8,039,082	4,337,161
Total Assets	$27,062,117	$26,919,591

Liabilities
Current Liabilities:
Accounts payable (note 17)	575,242	383,428
Accrued liabilities (note 17)	158,455	221,692
Short term debt (note 8)	-	-
Current portion of lease obligations (note 9)	5,947	5,845
Fair value of warrant derivate financial liabilities (note 11)	46,702,455	45,380,933
Provisions (note 12)	742,855	738,022
Total Current Liabilities	48,184,954	46,729,920
Royalty obligation (note 10)	6,583,271	6,330,721
Lease obligations (note 9)	5,348	5,254
Total Liabilities	54,773,573	53,065,895

Shareholders’ Equity (Deficit)
Share capital (note 13)	121,038,550	120,491,932
Accumulated deficit	(149,240,505)	(146,893,550)
Accumulated other comprehensive income	490,499	255,314
Total Shareholders’ Equity (Deficit)	(27,711,456)	(26,146,304)

Total Liabilities and Shareholders’ Equity (Deficit)	$27,062,117	$26,919,591

Nature of operations (note 1)
Basis of presentation (note 2)
Mineral development property (note 5)
Mineral exploration properties (note 6)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US Dollars, except share and per share amounts)

	Three months ended	Three months ended
	September 30,	September 30,
	2021	2020
Revenues	$-	$-

Expenses and other income
Mine development expenses (notes 5 and 16)	(121,916)	9,835
Exploration and evaluation expenses (notes 6 and 16)	52,858	6,467
General and administrative expenses (note 16 and 17)	418,769	283,263
Share-based compensation (note 17)	152,570	-
Amortization of plant and equipment (note 7)	4,869	1,522
Lease finance costs (note 9)	272	-
Foreign currency translation (gain) loss	239,639	(16,251)
Interest (income)	(44)	-
Interest expense	32	771
Sub-total before other items	747,049	285,607
Change in value of royalty obligation (note 10)	34,923	-
Change in value of warrant liability (note 11)	1,564,983	(4,892)
Net loss for the period	(2,346,955)	(280,715)

Other comprehensive income
Items that will be reclassified subsequently to net loss
Translation adjustment for foreign operations	235,185	545
Net loss and comprehensive loss for the period	$(2,111,770)	$(280,170)

Weighted-average common shares (basic and diluted)	98,200,680	59,670,518
Net loss per common shares (basic and diluted)	$(0.02)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
(Expressed in US Dollars, except share amounts)

	Common Shares	Share	Accumulated	Accumulated Other	Total (Deficit)
	Outstanding	Capital	Deficit	Comprehensive Income	Equity
	#	$	$	$	$
Balance as at June 30, 2020	53,649,481	103,901,775	(104,933,066)	120,675	(910,616)

Private placement of common shares	6,157,879	1,476,571	-	-	1,476,571
Cost of issue of private placement of common shares	-	(9,292)	-	-	(9,292)
Reclassification as warrant liability	-	(539,536)	-	-	(539,536)
Net loss for the period	-	-	(280,715)	-	(280,715)
Cumulative translation adjustment	-	-	-	545	545
Balance as at September 30, 2020	59,807,360	104,829,518	(105,213,781)	121,220	(263,043)

Private placement of common shares	35,214,286	18,500,000	-	-	18,500,000
Cost of issue of common shares	-	(104,154)	-	-	(104,154)
Reclassification of equity to warrant liability	-	(12,382,325)	-	-	(12,382,325)
Reclassification of warrant liability to equity on exercise of warrants	-	4,236,116	-	-	4,236,116
Shares issued on exercise of warrants	1,842,997	1,108,200	-	-	1,108,200
Shares issued on exercise of stock options	802,174	560,406	-	-	560,406
Stock options granted under long-term incentive plan	-	2,777,403	-	-	2,777,403
Shares issued on conversion of restricted share units	517,443	-	-	-	-
Restricted share units granted under long-term incentive plan	-	966,768	-	-	966,768
Net loss for the period	-	-	(41,679,769)	-	(41,679,769)
Cumulative translation adjustment	-	-	-	134,094	134,094
Balance as at June 30, 2021	98,184,260	120,491,932	(146,893,550)	255,314	(26,146,304)

Reclassification of warrant liability to equity on exercise of warrants	-	243,461	-	-	243,461
Shares issued on exercise of warrants	211,112	150,587	-	-	150,587
Restricted share units granted under long-term incentive plan	-	152,570	-	-	152,570
Net loss for the period	-	-	(2,346,955)	-	(2,346,955)
Cumulative translation adjustment	-	-	-	235,185	235,185
Balance as at September 30, 2021	98,395,372	121,038,550	(149,240,505)	490,499	(27,711,456)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Three months ended	Three months ended
	September 30,	September 30,
	2021	2020

Operating activities
Net loss for the period	$(2,346,955)	$(280,715)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	4,869	1,522
Change in value of lease obligations	272	22
Change in value of royalty obligation	34,923	-
Change in value of warrant derivative liability	1,564,983	(4,892)
Share-based compensation	152,570	-
Government assistance	-	-
Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	73,964	2,674
Increase (decrease) in accounts payable and accrued liabilities	128,577	(279,663)
Increase (decrease) in provision	4,833	3,596
Increase (decrease) in royalty obligation	217,627	-
Increase (decrease) in lease obligation	(76)	-
Increase (decrease) in share subscriptions received in advance	-	(68,411)
Net cash used in operating activities	(164,413)	(625,867)

Investing activities
Additions to property, plant and equipment	(3,706,790)	-
Net cash used in investing activities	(3,706,790)	-

Financing activities
Proceeds from issuance of common shares	-	1,476,571
Exercise of stock options	-	-
Exercise of warrants	150,587	-
Common share issue costs	-	(9,292)
Lease liability principal payments	-	(1,255)
Short term debt	-	(22,115)
Proceeds from royalty financing	-	-
Net cash provided by financing activities	150,587	1,443,909

Effect of exchange rate changes on cash and cash equivalents	235,185	545
Net increase (decrease) in cash and cash equivalents during the period	(3,485,431)	818,587

Cash and cash equivalents, beginning of period	22,437,086	222,305
Cash and cash equivalents, end of period	$18,951,655	$1,040,892

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

1.
Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is a battery materials company that is intent on becoming a global supplier of critical battery materials through the mining and value-added processing of flake graphite and other critical minerals. The Company is currently constructing Phase 1 of the Molo Graphite Mine in Madagascar, which is expected to begin commissioning in Q2 2022. The Company is also pursuing the development of value-added processing facilities capable of producing coated and spheronized graphite, which is a critical material for the manufacturing of battery anodes.

The Company does not currently operate any mines and has not completed the construction of any mines. No commercial revenue has been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) on November 15, 2021.

2.
Basis of Presentation

Statement of compliance with IFRS

These condensed interim consolidated financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the disclosures required by IFRS for annual audited consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2021, which were prepared in accordance with IFRS.

In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2021 and June 30, 2021 and the results of operations and cash flows for the three months ended September 30, 2021 and September 30, 2020.

Operating results for the three months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2022.

Basis of measurement

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business, under the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below.

Going Concern Assumption

As of September 30, 2021, the Company had cash and cash equivalents of $18,951,655 which is expected to be sufficient to complete construction and commissioning of Phase 1 of the Molo Graphite Mine by June 30, 2022. As such, the Company believes it can continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is not dependent on management's ability to secure additional financing. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

2.
Basis of Presentation (continued)

Basis of consolidation

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar.

These condensed interim consolidated financial statements include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

3.
Accounting policies

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2021.

Recently Issued Accounting Pronouncements

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations and comprehensive loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements.

4.
Significant judgments, estimates and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2021.

Uncertainty due to the Covid-19 Pandemic

The impact of COVID-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have mainly focused on the assembly of the processing plant overseas by our EPC contractor. Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns that have been imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impact COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant assembly and delivery schedule, as well as with mine site works construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks and predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

4.
Significant judgments, estimates and assumptions (continued)

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

5.
Mineral Development Property

On March 29, 2021, upon obtaining approval to initiate mine construction from the Board, the Company began capitalizing development costs related to the Molo Graphite Mine. As of September 30, 2021, the Company capitalized $923,705 (2020: $708,514) as mining property and $7,040,841 (2021: $3,611,890) as assets under construction.

Molo Graphite Mine, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. Pursuant to the JVA, the Company paid $2,261,690 and issued 750,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 250,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 350,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015, upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 100,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production (the “Commercial Production Fee”). Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume. On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).
On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million that was completed on March 15, 2021, a second private placement for $12.5 million that was completed on May 19, 2021, and a royalty financing agreement that was completed on June 28, 2021, when the Company received an initial $8.0 million and will receive another $3.0 million once it has reached 80% of capital expenditures related to the construction of the Molo Graphite Mine. Vision Blue was granted a right of first refusal to finance the Phase 2 expansion of the Molo Graphite Mine.

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with the awarding of the engineering, procurement, and construction management contract. On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment, which will be assembled offshore and then shipped to Madagascar in late 2021.

As of September 30, 2021, the Company believes that construction can be completed by June 30, 2022 and that commercial production could be declared on or around June 30, 2022.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

6.
Mineral Exploration and Other Properties

As of September 30, 2021, the Company has not capitalized any acquisition, exploration and development costs for its exploration properties.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 250,000 common shares and issued 100,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

As part of Financing Package announced on February 8, 2021, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Project, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of September 30, 2021, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

7.
Property, Plant and Equipment

Property, plant and equipment increased to $8,039,082 (2020: $4,337,161) as the Company progressed with construction of Phase 1 of the Molo Graphite Mine. During the period, the Company capitalized $215,191 relating to the mining property, $3,428,951 relating to the processing plant and $62,648 for vehicles and equipment. Mining property additions included accretion of the royalty obligation of $213,499 (2021: $Nil). Assets under construction additions included accretion of the commercial production fee provision of $22,708 (2021: $Nil).

	Mining Property	Assets Under Construction	Right of Use Assets	Vehicles and Equipment	Total
	$	$	$	$	$
As at June 30, 2020	-	-	18,111	-	18,111
Additions	708,514	3,611,890	-	5,238	4,325,642
Disposals	-	-	-	-	-
Amortization	-	-	(6,037)	(555)	(6,592)
As at June 30, 2021	708,514	3,611,890	12,074	4,683	4,337,161
Additions	215,191	3,428,951	-	62,648	3,706,790
Disposals	-	-	-	-	-
Amortization	-	-	(1,521)	(3,348)	(4,869)
As at September 30, 2021	923,705	7,040,841	10,553	63,983	8,039,082

As at June 30, 2021
Cost	708,514	3,611,890	24,165	5,238	4,349,807
Accumulated amortization	-	-	(12,091)	(555)	(12,646)
Total	708,514	3,611,890	12,074	4,683	4,337,161

As at September 30, 2021
Cost	923,705	7,040,841	24,165	67,886	8,056,597
Accumulated amortization	-	-	(13,612)	(3,903)	(17,515)
Total	923,705	7,040,841	10,553	63,983	8,039,082

8.
Short-Term Debt

The Company has a Canada Emergency Business Account (CEBA), which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby 25% of the loan principal will be forgiven if 75% of the loan principal is repaid prior to December 31, 2022.

As of September 30, 2021, the Company had previously withdrawn CAD $40,000 and repaid CAD $30,000 of loan principal. The Company has therefore recognized the loan forgiveness of CAD$10,000 resulting in a short-term debt carrying balance on September 30, 2021 of $nil (June 30, 2020: $22,115).

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

9.
Lease obligations
The Company is party to several contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation.

Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 of lease obligations for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar. As of September 30, 2021, the exploration camp lease had a remaining term of 21 months.

The following table sets out the carrying amounts of lease obligations for right-of-use assets that are included in the consolidated statement of financial position and the movements between the reporting periods:

Lease Obligations
$
As at June 30, 2020	16,018
Additions	-
Lease payments	(6,367)
Finance costs	1,317
Foreign exchange adjustments	131
As at June 30, 2021	11,099
Additions	-
Lease payments	-
Finance costs	272
Foreign exchange adjustments	(76)
As at September 30, 2021	11,295

The following table sets out the lease obligations included in the consolidated statements of financial position:

Lease Obligations
$
Current portion of lease obligations	5,947
Long-term lease obligations	5,348
Balance as at September 30, 2021	11,295

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

Lease Obligations
$
Within 12 months	6,019
Between 13 and 24 months	6,019
Total undiscounted lease obligations	12,038

Short-term leases

During the three months ended September 30, 2021, the Company recognized rent expense relating to short-term office leases of $4,838 (2021: $4,446) in the consolidated statements of operations and comprehensive loss.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

10.
Royalty obligation
On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue, a private investment company created and led by Sir Mick Davis, who subsequently was appointed as Chair of the Board of Directors of the Company, to provide a Financing Package for total gross proceeds of USD$29.5M consisting of private placements and a royalty financing agreement. As part of the royalty financing agreement:

●
On June 28, 2021, the Company received $8.0 million, less a US$1.5 million royalty financing fee, for net proceeds of $6.5 million. The Company will receive a further $3.0 million upon achieving 80% of capital expenditures related to the construction of the mine, which is expected to be reached on or around December 31, 2021.

●
The Company will pay to Vision Blue the greater of: (i) US$1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s graphite concentrate sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. The Company may delay each of the minimum payments by 12 months, which will become subject to accrued interest of 15% per annum.

●
Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at its fair value of $6.5 million, which is equal to the present value of the $3.0 million that will be received upon achieving 80% of capital expenditures, the minimum royalty payments, the accrued interest on minimum royalty payment deferrals of 12 months each, and the perpetual 3% royalty on the estimated revenues of the remaining 30-year life of mine for Phase 1 using an effective discount rate of 13.8%. The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows. The carrying value of the royalty obligation is remeasured at each reporting period based on the revised expected future cash flows using the original effective discount rate of 13.8% under the amortized cost method.

A total of $169,279 in legal fees was netted against the carrying value of the royalty obligation. The legal fees will be recognized over the term of the minimum payment period.

During the three months ended September 30, 2021, the obligation was increased by accretion of $213,499 (2021: $Nil) that was capitalized to property, plant and equipment and legal fees of $4,129 (2021: $Nil) that was recognized through profit and loss. As of September 30, 2021, the obligation was remeasured at $6,583,271 (June 30, 2021: $6,330,721) resulting in a change in valuation of $34,923 (2021: $nil).

Future undiscounted minimum payments including accrued interest are set out in the following table:

Obligation
$
Within 12 months	-
Between 13 and 24 months	948,750
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Thereafter	12,333,750
Total undiscounted minimum payments and interest	18,975,000

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

11.
Warrant Derivative Liabilities

The following warrants were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and are remeasured at each reporting period through profit and loss until expiration or the exercise of the warrants.

Warrant Liability
$
As at June 30, 2020	208,768
Recognition of derivative liability	56,216,388
Reclassification to equity on exercise of warrants	(4,236,117)
Change in fair value through profit and loss	(6,808,106)
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(243,461)
Change in fair value through profit and loss	1,564,983
As at September 30, 2021	46,702,455

Warrants expiring October 25, 2021

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring October 25, 2021		Warrant Liability
		$
As of June 30, 2020		201,687
Reclassification to equity on exercise of warrants		(1,373,246)
Change in fair value through profit and loss		2,278,285
As of June 30, 2021		1,106,726
Reclassification to equity on exercise of warrants		(243,461)
Change in fair value through profit and loss		14,926
Share price on measurement date	(CAD $2.83) USD $2.23
Exercise price	(CAD $0.90) USD $0.71
Risk free rate	0.20%
Expected volatility	111%
Expected dividend yield	Nil
Expected life (in years)	0.07
As of September 30, 2021		878,191

Warrants expiring July 2, 2022

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring July 2, 2022		Warrant Liability
		$
As of June 30, 2020		-
Recognition on July 2, 2020 (issue date)		421,861
Reclassification to equity on exercise of warrants		(2,862,871)
Change in fair value through profit and loss		5,773,919
As of June 30, 2021		3,332,909
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		107,258
Share price on measurement date	(CAD $2.83) USD $2.23
Exercise price	(CAD $0.65) USD $0.51
Risk free rate	0.23%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	0.75
As of September 30, 2021		3,440,167

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

11.
Warrant Derivative Liabilities (continued)

Warrants expiring May 19, 2023

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring May 19, 2023		Warrant Liability
		$
As of June 30, 2020		-
Recognition on May 19, 2021 (issue date)		55,794,527
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		(14,853,229)
As of June 30, 2021		40,941,298
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		1,442,799
Share price on measurement date	(CAD $2.83) USD $2.23
Exercise price	(CAD $1.00) USD $0.79
Risk free rate	0.41%
Expected volatility	152%
Expected dividend yield	Nil
Expected life (in years)	1.63
As of September 30, 2021		42,384,097

12.
Provisions

Commercial production

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $806,200 (CAD$1,000,000) will be due within five days of the commencement of commercial production (“Commercial Production Fee”).

On June 30, 2021, the Company recognized a provision of $708,514 based on the expected settlement of the Commercial Production Fee on or around June 30, 2022 using a 13.8% discount rate. The provision was recorded at amortized cost and was capitalized as mining property under property, plant and equipment.
During the three months ended September 30, 2021, the provision was increased by accretion of $22,708 (2021: $Nil) that was capitalized to property, plant and equipment. As of September 30, 2021, the royalty obligation was remeasured at $714,062 (June 30, 2021: $708,514) due to changes in foreign exchange that was recognized through profit and loss.

Flow-through

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provisions of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2021, based on the limited amount of completed settlements the Company revised the provision downward to $29,508.

During the three months ended September 30, 2021, the provision was remeasured at $28,793 (June 30, 2021: $29,508) due to changes in foreign exchange that was recognized through profit and loss.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

13.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares.

As of September 30, 2021, the Company had 98,395,372 common shares issued and outstanding (June 30, 2021: 98,184,260).

The following changes to the issued and outstanding common shares occurred during the three months ended September 30, 2021:

(a)
On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,172 common shares for gross proceeds of $150,588.

14.
Warrants

The Company issued common share purchase warrants as part of equity private placements. The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of September 30, 2021, the Company had 25,693,010 common share purchase warrants outstanding (June 30, 2021: 25,904,12) with a weighted average expiration of 1.53 years (June 30, 2021: 1.77 years), which are exercisable into 25,693,010 (June 30, 2021: 25,904,12) common shares at a weighted average exercise price of USD$0.77 (June 30, 2021: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2021	Issued	Cancelled	Exercised	2021
October 25, 2019	October 25, 2021	CAD $0.90	787,780	-	-	(211,112)	576,668
July 2, 2020	July 2, 2022	CAD $0.65	1,902,056	-	-	-	1,902,056
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			25,904,122	-	-	(211,112)	25,693,010

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

15.
Long term incentive plan

The Company’s long term incentive plan (the “LTIP plan”) is restricted to a maximum of 10% of the issued and outstanding common shares. Under the LTIP plan, the Company may grant securities-based incentives including stock options and restricted share units (“RSUs”) to directors, officers, employees, and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

Stock Options

The Company determined the fair value of stock options using the Black-Scholes option valuation model, which has several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility and the number of periods until expiration. The fair value is expensed over the vesting period. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of September 30, 2021, the Company had 2,780,000 stock options outstanding (June 30, 2021: 2,780,000) with a weighted average expiration of 1.90 years (June 30, 2020: 2.15), which are exercisable into 2,780,000 common shares (June 30, 2021: 2,780,000) at a weighted average exercise price of USD$1.71 (June 30, 2020: USD$1.73). All the outstanding stock options vested on their respective grant dates.

Award and			As at				As at
Vesting	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2021	Awarded	Cancelled	Exercised	2021
June 9, 2017	June 9, 2022	USD $0.66	900,000	-	-	-	900,000
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	-	-	1,300,000
Totals			2,780,000	-	-	-	2,780,000

Restricted share units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive a common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date. The fair value is expensed over the vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of September 30, 2021, the Company had 475,000 RSUs issued and outstanding (June 30, 2021: 475,000) with a weighted average expiration of 1.15 years (June 30, 2020: 1.40) which entitle the holders to receive 475,000 common shares (June 30, 2021: 475,000) for no additional consideration subject to satisfying the vesting conditions.

			As at				As at
Award	Vesting	Vesting	June 30,				September 30,
Date	Condition	Date	2021	Awarded	Cancelled	Converted	2021
March 19, 2021	Employment	December 31, 2022	200,000	-	-	-	200,000
March 19, 2021	Plant commissioning	June 30, 2022	100,000	-	-	-	100,000
March 19, 2021	Offtake agreement	June 30, 2022	25,000	-	-	-	25,000
March 19, 2021	Financing milestone	May 17, 2021	150,000	-	-	-	150,000
Totals			475,000	-	-	-	475,000

During the three months ended September 30, 2021, share based compensation of $152,570 (2021: $Nil) was expensed for the fair value of RSUs expensed over their respective vesting periods.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

16.
Segmented Reporting

The Company has two operating segments, consisting of mine development operations in Madagascar and the exploration and evaluation of mineral resources in Madagascar and Canada. No commercial revenues have ever been generated by any mineral properties. Limited amounts of cash and equipment are currently held in Madagascar and Mauritius. Other than the mining assets under construction, which are currently being assembled overseas and will then be shipped to Madagascar, significantly all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its segments.

The following is the segmented information by operating segments:

	Three months ended	Three months ended
	September 30,	September 30,
	2021	2020
Revenues	$-	$-
Mine development expenses
Mineral claims (Madagascar)	30,623	-
Payroll and benefits	-	-
Engineering and metallurgical (Canada, South Africa)	-	9,835
Consulting fees (Madagascar)	(164,102)	-
Travel	11,563	-
Commercial production success fee	-	-
Total mine development expenses	(121,916)	9,835
Exploration and evaluation expenses
Mineral claims (Canada)	1,229	384
Mineral claims (Madagascar)	21,196	-
Engineering and metallurgical (Canada, South Africa)	9,191	-
Exploration Camp and Admin (Madagascar)	21,242	6,083
Total exploration and evaluation expenses	52,858	6,467
General and administrative expenses
Payroll and benefits	153,307	92,378
Consulting Fees	104,013	94,640
Legal Fees	16,550	17,649
Professional Fees	49,180	20,378
Public filing expenses	39,491	30,455
Travel expenses	12,050	2,307
Investor relation expenses	4,461	5,830
Insurance expenses	14,509	7,177
Rent expenses	4,838	4,446
Office and admin	20,370	8,003
Total general and administrative expenses	418,769	283,263
Share-based compensation	152,570	-
Amortization of plant and equipment	4,869	1,522
Lease finance costs	272	-
Royalty accretion	-	-
Flow through provision (gain)	-	-
Foreign currency translation (gain) loss	239,639	(16,251)
Interest (income)	(44)	-
Interest expense	32	771
Royalty Fee	-	-
Foreign taxes	-	-
Sub-total before other items	747,049	285,607
Government assistance	-	-
Change in value of royalty obligation	34,923	-
Change in value of warrant liability	1,564,983	(4,892)
Net loss for the period	(2,346,955)	(280,715)
Other comprehensive income
Items that will be reclassified subsequently to net loss
Translation adjustment for foreign operations	235,185	545
Net loss and comprehensive loss for the period	$(2,111,770)	$(280,170)

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

16.
Segmented Reporting (continued)

The following is the segmented information by geographic region:

As at September 30, 2021	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	18,792,027	1,130	158,498	18,951,655
Amounts receivable	31,855	-	25	31,880
Prepaid expenses	34,884	-	4,616	39,500
Property, plant and equipment	956,954	-	7,082,128	8,039,082
Total assets	19,815,720	1,130	7,245,267	27,062,117

As at June 30, 2021	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	22,422,783	1,130	13,173	22,437,086
Amounts receivable	92,344	-	26	92,370
Prepaid expenses	52,428	-	546	52,974
Property, plant and equipment	713,197	-	3,623,964	4,337,161
Total assets	23,280,752	1,130	3,637,709	26,919,591

17.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. Other related parties include companies controlled by key management personnel. Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents of the Company.

A transaction is considered a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

The following key management related party transactions occurred during the following reporting periods:

	Three months ended	Three months ended
	September 30,	September 30,
	2021	2020
Payroll and benefits	$110,918	$92,378
Consulting fees	85,113	82,771
Professional fees	9,782	3,856
Share-based compensation	152,570	-
Total	$358,383	$179,005

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	September 30,	June 30,
	2021	2021
Amounts receivable from key management	$13,668	$17,007
Prepaid expenses to companies controlled by key management	$3,147	$6,949
Accounts payable due to companies controlled by key management	$-	$-
Accrued liabilities due to key management	$62,941	$64,503

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

18.
Capital Management

There were no changes in the Company's approach to capital management during the three months ended September 30, 2021.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while working to obtain additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity and a royalty financing agreement. The Company expects to continue to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration, development, and construction stage. The Company has yet to generate any revenue from mining operations. As such the Company is dependent on obtaining external financing to fund exploration and evaluation, development, construction and operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risk characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Working Capital Balance

As of September 30, 2021, the Company had a working capital deficit of $29,161,919 (June 30, 2021: deficit of $24,147,490). Excluding the $46,702,455 warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $17,540,536 (June 30, 2021: surplus of $21,233,443). Although the Company has a working capital surplus excluding the warrant derivate liabilities, the working capital surplus is expected to be utilized in the construction of the Molo Graphite Mine, commissioning of the processing plant, exploration and evaluation activities, development of value-added processing facilities, and general and administrative expenditures.

19.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Liquidity risk and capital resource analysis

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

Accounts payable and accrued liabilities are generally due within 30 days. Other than the following, none of the Company’s obligations have contractual maturities over the next 12 months:
●
The warrant liabilities are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants.
●
The royalty obligations are expected to be settled through minimum repayments starting in fiscal 2023 that will be funded through operating cash flows.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

19.
Financial Instruments and Risk Management (continued)

As of September 30, 2021, the Company had cash and cash equivalents of $18,951,655 (June 30, 2021: $22,437,086) to settle current liabilities of $48,184,954 (June 30, 2021: $46,729,920). Excluding the $46,702,455 warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had current liabilities of $1,482,499 (June 30, 2020: $1,348,987). Although the Company is not currently exposed to liquidity risk, a significant portion of the surplus cash is expected to be utilized to complete construction of the mine and to fund mine working capital and general and administrative expenditures over the next 12 months.

As of September 30, 2021, the remaining Molo Graphite Mine construction costs were estimated at approximately $14.8 million, mine start-up working capital requirements were estimated at approximately $1.3 million, and general and administrative expenditures until the completion of construction were estimated at $2.5 million. As part of the royalty financing agreement, the Company will receive a further $3.0 million from Vision Blue upon achieving 80% of capital expenditures related to the construction of the mine, which is expected to be reached on or around December 31, 2021. The Company expects to receive additional funding from the exercise of in-the-money warrants that are due to expire in October 2021 and July 2022.

As a result, the Company believes its capital resources will be sufficient to complete construction of the mine and to fund mine working capital and general and administrative expenditures over the next 12 months. Should unexpected financial circumstances arise in the future, the Company may choose to decrease certain discretionary expenditures.

While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available. Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due.

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to amounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. Due to the capitalization of costs related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby US dollar differences in assets, liabilities and equity are measured through other comprehensive income.

NextSource Materials Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended September 30, 2021 and 2020
(Expressed in US Dollars)

19.
Financial Instruments and Risk Management (continued)

As of September 30, 2021, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $13,268 (2020: gain of $1,463).

	September 30,	June 30,
	2021	2019
Cash and cash equivalents (CAD)	$959,632	$1,011,996
Cash and cash equivalents (MGA)	157,303	$1,698
Amounts receivable (CAD)	31,855	73,707
Amounts receivable (MGA)	25	26
Accounts payable and accrued liabilities (CAD)	(136,170)	(137,329)
Accounts payable and accrued liabilities (MGA)	(137,113)	(30,574)
Accounts payable and accrued liabilities (EUR)	-	(166,869)
Provisions (CAD)	(742,855)	(738,022)
Net foreign exchange exposure in USD	$132,677	14,633
Impact of 10% change in foreign exchange rates	$13,268	1,463

21.
Subsequent events

On October 5, 2021, a total of 206,667 warrants priced at CAD$0.90 and 54,616 warrants priced at CAD$0.65 were exercised into 261,283 common shares for gross proceeds of $175,079.

On October 20, 2021, a total of 155,556 warrants priced at CAD$0.90 were exercised into 155,556 common shares for gross proceeds of $113,110.

On October 22, 2021, a total of 214,445 warrants priced at CAD$0.90 were exercised into 214,445 common shares for gross proceeds of $156,128.